

Mail Stop 3561

December 17, 2007

Micky Arison
Chairman of the Board of Directors
and Chief Executive Officer
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

> **Re:** **Carnival Corporation**
> **Commission File Number: 1-9610**
> **Carnival plc**
> **Commission File Number: 1-15136**
> **Form 10-K for the fiscal year ended November 30, 2006**

Dear Mr. Arison:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Schedule 14A

Executive Compensation, page 36

Process for Making Compensation Determinations, page 47

1. Please revise your disclosure to provide a quantitative discussion of all the performance target levels to be achieved in order for your executive officers to

earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific performance measures from your disclosure, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

2. You state that you use peer group information and rely on it to determine individual compensation amounts. Please revise your disclosure to specify how each element of compensation relates to the information you have analyzed from the comparator companies. Discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Bell at 202-551-3574 or me at 202-551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel